Exhibit 16.1

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for QIWI plc and, under the date of April 29, 2022, we reported on the consolidated financial statement of financial position of QIWI plc as of December 31, 2021, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the effectiveness of internal control over financial reporting as of December 31, 2021. On May 19, 2022, we were dismissed. We have read QIWI plc's statements included under Item 16F of Form 20-F dated March 31, 2023, and we agree with the statements contained in paragraphs two and three therein.

We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours

/s/ TSATR – Audit Services LLC

Moscow, Russia

March 31, 2023